Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

November 30, 2015

Investor Presentation

December 2015

Important information for investors and shareholders

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (_SEC_) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold_s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (_BaFin_) .

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEENORWILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD_S WEBSITE AT WWW. DIEBOLD. COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC_s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold_s website at www.diebold. com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin_s website at www.bafin.de, and, along with an English translation thereof, at Diebold_s website at www.diebold. com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender offers@db. com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFinand in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged toread the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs -und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz) . Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility ofa national securities exchange, of any such jurisdiction.

2

Use of non -GAAP financial information

Diebold has included non-GAAP financial measures in this presentation to supplement Diebold_s condensed consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this presentation.

Diebold_s management uses non-GAAP product, service and total gross margins, non-GAAP operating expense, non-GAAP operating profit, non-GAAP tax rate, non-GAAP net earnings, and non-GAAP diluted earnings per share, and excludes gains, losses or other charges that are considered by Diebold_s management to be outside of Diebold_s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold_s businesses, funding strategic acquisitions, repurchasing stock and other purposes.

These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold_s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold_s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP operating profit, non-GAAP net earnings, non-GAAP diluted earnings per share and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating profit, non-GAAP net earnings, and non-GAAP diluted earnings per share can have a material impact on cash flows and earnings per share. In addition, free cash flow doesnot represent the total increase or decrease in the cash balance for the period. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies.

We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations.

We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold_s management in its financial and operational decision -making and allows investors to see Diebold_s results _through theeyes_ of management. We further believe that providing this information better enables investors to understand Diebold_s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Diebold prepares its financial statements in accordance with US GAAP while Wincor Nixdorf prepares its financial statements in accordance with IFRS. Revenues are derived from the combined revenues of both companies for the trailing 12 months, before making adjustments to convert Wincor Nixdorf_s financial results from IFRS to USGAAP, and have been adjusted to exclude revenue from Diebold_s North American Electronic Security business.

3

Forward -looking statements

Certain statements contained in this communication regarding matters that are not historical facts are forward -looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management_s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer by Diebold to acquire all outstanding Wincor Nixdorf ordinary shares. Such forward -looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward -looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward -looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward -looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward -looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties notto consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold_s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold_s reports filed with the SEC and available at the SEC_s website at www.sec.gov. Any forward -looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward -looking statement, whether as a result of new information, future events or otherwise.

This communication outlines certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. The discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This press release is based upon domestic German taxlaws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.

4

Company Overview

Diebold Overview

Diebold, Incorporated _Who We Are

Automating the way people connect with their money

Secure Convenient Reliable

Services -led, Software enabled, Supported by innovative hardware

6

Diebold Overview

Diebold Overview _ 2014 Revenue Breakout

Approximately $3 billion total revenue in 2014

INDUSTRY SOLUTION GEOGRAPHY

7%

24% 21%

46% 46% 54% 14% 72%

16%

Financial Self-Service Service North America Security Product Asia Pacific

Brazil Other Europe, Middle East and Africa Latin America

Note Includes North America Electronic Security

7

+

DIEBOLD AND WINCOR NIXDORF TO COMBINE, CREATING PREMIER SELF-SERVICE COMPANY FOR FINANCIAL AND RETAIL MARKETS

Diebold and Wincor Nixdorf

Creating premier self-service company for financial and retail markets

_ Combines leading innovators to deliver fully integrated software and self-service technology

_ Innovative service solutions spanning the complete value chain

_ Highly complementary geographic presence and customer base

_ Experienced leadership team to lead ~$5.2 billion1 global company

_ Strongly positioned in growth areas of branch automation, omnichannel and mobile

_ Significant annual cost synergies of ~$160 million by the end of year 3

Connecting the physical and digital worlds of currency

Note 1) Based on trailing 12 months revenue for Diebold and Wincor through September 30, 2015. Diebold revenue excludes contribution of North American Electronic Security business which Diebold has agreed to divest. Wincor Nixdorf revenue has been converted from Euros to US$ using an exchange rate of 1.09 US$/Euros.

Diebold and Wincor Nixdorf

Transaction overview

Consideration	• Wincor Nixdorf shareholders will be offered – €38.98 per share in cash and 0.434 Diebold shares for each Wincor Nixdorf share[1] • Total transaction value of approximately $1.8 billion, inclusive of net debt[1] – ~35% premium to closing stock price on October 16, 2015[2] • Expected issuance of up to 19.9% of Diebold shares
Offer Process	• Approved by Diebold's Board of Directors and Wincor Nixdorf's Supervisory Board • Tender offer period expected to commence in early 2016 • The offer is subject to certain closing conditions, including regulatory approvals and a minimum acceptance threshold of c. 67.6 percent of all existing Wincor Nixdorf ordinary shares (this corresponds, after deduction of treasury shares held by Wincor Nixdorf which will not be tendered, to c. 75 percent of all current voting stock (outstanding shares))
Financing	• Committed financing for cash portion of consideration and refinancing of existing debt • Permanent financing to consist of senior secured revolver, term loans and senior unsecured notes • Upon close, pro forma balance sheet is expected to have net debt/EBITDA[3] of ~4x

Note: 1) Calculated using the fixed exchange ratio and 5-day volume weighted average price of Diebold shares prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination and the total offer consideration represented a transaction value of €52.50 per Wincor Nixdorf share. The exchange rate used to calculate total consideration and transaction value was 1.07 US$/Euros.
2) Last trading day prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination.
3) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio assumes that the North American Electronic Security business has been divested.

10

DIEBOLD

Diebold and Wincor Nixdorf

Wincor Nixdorf Overview

Corporate profile

Leading IT solutions provider for banks and retailers Advanced technology and software capabilities Headquartered in Paderborn, Germany Blue chip client base including:

_ 25 out of the top 25 banks in Europe 9,100 employees located in 130 countries _ 24 out of the top 25 retailers in Europe

Revenue of €2.4 billion in FYE 9/30/15 Exciting growth opportunities for cashless payments business (Aevi) Main production sites in Germany and China

Delivering automation and omnichannel solutions to customers

Banking Retail

Diebold and Wincor Nixdorf

Creating a runway for growth

1	Services leadership _ ~$3 billion of revenue from services and software in the combined company

_ Enhance services portfolio and increase up-sell of services

Omnichannel software _ Wincor software and large professional services organization

2	innovation

_ Phoenix multi-vendor software capabilities

Services -led, Software -

enabled, Dynamic industry _ Capitalize on automation wave as banks and retailers seek operating efficiencies

3

supported by changes _ Opportunity to compete for larger addressable market innovative hardware

Innovation accelerated via _ Shifting more resources to innovative R&D

4

significant scale _ Combined installed base of nearly 1 million ATMs

Complementary geographic _ Diebold is a leader in North America; Wincor in Europe

5

presence and customers _ Serving blue-chip financial institutions and retailers

Diebold and Wincor Nixdorf

The time has never been better for this business combination

Industry Company -specific Capital Markets

Self-service customers Wincor Nixdorf progress on demand innovation and 7-point restructuring Access to capital operating efficiency program

Multi-vendor approach

Diebold in _Walk_ phase of Historically low needed for services and transformation interest rates software

Diebold and Wincor Nixdorf

Highly complementary revenue mix with ~$3 billion from services and software

	DIEBOLD	WINCOR NIXDORF	"Diebold Nixdorf"
Revenue[1] (billions)	~$2.6	~$2.6	**~$5.2**

Geographic mix[1,2]


Americas
66%
EMEA
16%
Asia
Pacific
18%


Americas
12%
EMEA
71%
Asia
Pacific
17%


Americas
39%
EMEA
43%
Asia
Pacific
18%

- Closely mirrors the total addressable market distribution

Product mix[1]


SERVICES & SOFTWARE 56%
HARDWARE 44%

Targeting >60% mix for services & software

Note 1) Based on trailing 12 months revenue for Diebold and Wincor through September 30, 2015. Diebold revenue excludes contribution of North American Electronic Security business which Diebold has agreed to divest. Wincor Nixdorf revenue has been converted from Euros to US$ using an exchange rate of 1.09 US$/Euros.

2) Wincor's regional revenue split has been adjusted to align more closely with Diebold's regional definitions.

14

Diebold and Wincor Nixdorf

Combined company to pursue ~$60 billion total addressable market


Payment
Branch Automation
Retail Automation
Self-Service
Behind-the-Counter
BRANCH AUTOMATION
Cash-in-Transit
OMNICHANNEL and DIGITAL/MOBILE PAYMENT PLATFORMS
POINT-OF-SALE SOLUTIONS
Hardware
Software
Peripherals
Back-End Cash Management
Value-added Services
~$30 Billion
~$15 Billion
~$15 Billion

Source: 2015 data provided by Retail Banking Research, Bain, IHL Data and Diebold internal analysis.

15

Diebold and Wincor Nixdorf

Attractive financial model

Revenue, Synergies & Operating Margins

- Revenue cross-sell / up-sell opportunities
- Expect to improve revenue mix of services & software
- ~$160 million of annual cost synergies by end of year 3
- Additional benefits expected from current cost savings programs underway at both companies
- >9% non-GAAP operating margin[1] by end of year 3
- Expected to be accretive to non-GAAP EPS by year 2, excluding integration costs

Capital Allocation Priorities

- Strong financial performance will support deleveraging from ~4x net debt/EBITDA[2] to consistently below ~3x by end of year 3
- Following transaction close, combined company intends to pay a dividend per share of approximately 1/3 of Diebold's current annual cash dividend per share, subject to market and other conditions
- Reinvest in innovative software and solutions
- Maintain flexibility to further build up intellectual property

Note: 1) Non-GAAP operating margin is the percentage of GAAP operating profit margin adjusted for restructuring and non-routine items.
2) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio assumes that the North American Electronic Security business has been divested.

16

Diebold and Wincor Nixdorf

Targeting >9% non-GAAP OP margins by end of year 3

	Combination benefit initiatives	Combination costs	+ Existing plans	= End of Year 3 Target
Revenue	• Increase sale of services • Cross sell software	• Dual sourcing ATMs • Dealer rationalization	• Organic growth • Improved mix	
COGS **(~$90 million)**	• Direct materials - scale • Streamlined solutions • Higher direct service utilization • Rationalize coverage overlap	• Restructuring • Contract termination fees • Solutions integration	• Diebold 2.0 net cost savings	**>9% non-GAAP operating profit margin[1]**
Opex **(~$70 million)**	• Integrate corporate & regional resources • Rationalize operational functions • Back-office harmonization	• Restructuring • Facility lease terminations • Back-office overlap	• Wincor 7-point restructuring	

~$160 million of annual cost synergies by end of year 3

Note: 1) Non-GAAP operating margin is the percentage of GAAP operating profit margin adjusted for restructuring and non-routine items.

17

Diebold and Wincor Nixdorf

Financing overview and pro forma capitalization

Committed financing from J.P. Morgan and Credit Suisse

Permanent debt financing of $2.8 billion to fund transaction, refinance existing debt at both companies and provide liquidity

Financing

_ $0.5 billion senior secured revolver

_ $2.3 billion senior secured term loans and unsecured notes Expected issuance of up to 19.9% of Diebold shares

Leverage of ~4x net debt/EBITDA 1 at closing

Pro Forma

Balance Sheet Targeting to be consistently below 3x net debt/EBITDA by end of year 3

Note: 1) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio assumes that the North American Electronic Security business has been divested.

Diebold and Wincor Nixdorf

Business combination agreement to facilitate integration and synergy realization

Agreed leadership structure

Executive Committee

Defined business model _by Line of Business /

Region CEO

Andy Mattes

Reconfirmed Wincor -Nixdorf restructuring plan

Registered offices in North Canton, Ohio and operated from headquarters in North Canton President CFO Chief Integration and Paderborn, Germany Officer Eckard Heidloff Chris Chapman Jürgen Wunram

Two Wincor Nixdorf supervisory board members and Wincor Nixdorf CEO to join board of combined company post-closing 3 LOB Leaders General Counsel

Three Diebold executives to join supervisory board of Wincor Nixdorf

Diebold and Wincor Nixdorf

Expected roadmap

2015 2016 2017 2018

Announcement & Business Combination Agreement

Tender Offer Period

Regulatory Approval

Close

Execute integration plan & deliver $160 million of cost synergies

Diebold and Wincor Nixdorf

Transaction meets all key criteria

Accelerates transformation to services -led, software -enabled company

_ Strategic fit

Creates a runway for growth

_ Ability to execute _ Valuation

Experienced global management team Approved by both Boards Detailed integration and synergy plans Significant synergies

_ Cultural fit _ Timing

Common approach to do right by customers Both companies are transforming in a dynamic market Commitment to collaborative innovation Favorable capital markets

Benefitting customers, employees and shareholders

Diebold 2.0 Transformation

Diebold 2.0 Transformation

Talented Team Driving Transformation

Senior Leadership Team1 Attracted Talent from Instilling a Winning Top Companies Culture

5%

Target alignment

40% 55%

Pay for performance

Director Level & Above1

Merit bonus

23% 24% Streamlined sales comp

Increased equity stake

53%

Compliance

New Hire Incumbent Promotion

1	As of December 10, 2014

Diebold 2.0 Transformation

Diebold 2.0 Transformation – Crawl Phase Accomplishments


2014
2015
2016
2017+
CRAWL
WALK
RUN

Pillars	Accomplishments – Crawl Phase
COST CASH TALENT GROWTH	✓ Reduced cost and reinvested ~50% of savings in systems & processes ✓ Improved gross margin over 300 bps and operating margin by 100 bps ✓ ~60% of leaders joined within last two years ✓ Attracted talent from top tech & services firms ✓ Reversed negative multi-year FCF trend ✓ Generated FCF >90% of NOPAT in 2014 ✓ Broader solution set ✓ Competing for larger portion of TAM ✓ Phoenix acquisition of software IP

24

Diebold 2.0 Transformation

Cost Structure Improvements _ Cost Reduction Target of $200M through 2017

Cost Savings Program

Cost Savings Investments $200M ($100M)

Net Savings $100M

Net Savings 1 Progression _50% of Total Cost Savings

2013 2014 2015 2016 2017

            Total: $30M $25M $20M $15M $10M $100M

1	Realized $63 million in net cost savings from January, 2013 _June, 2015

Diebold 2.0 Transformation

Diebold 2.0 Transformation _ Walk Phase Objectives

2014 2015 2016 2017+

CRAWL

WALK

RUN

Pillars Objectives _Walk Phase

1. Continue to build on accomplishments _

COST cost, cash, talent and growth

2. Greater emphasis on improving revenue mix and top line growth in services and CASH software

3. Grow managed, multi-vendor and professional services TALENT 4. Leverage Phoenix to grow share in software market

5. Increase IP, invest in R&D and services, GROWTH collaborate with customers and shape business portfolio

Diebold 2.0 Transformation

Services -based Company, Enabled by Software, Supported by Innovative Hardware

Transformation initiatives improving mix of revenue and higher gross margins

100%

Services & 53

56 57 58 58 60 59 59 62

Software

50%

Product 1 47 44

43 42 42 40 41 41 38

2008 2009 2010 2011 2012 2013 2014 Sept _15 Mid-term YTD

Total Diebold Margin Performance 2 Mid-term

Service Gross Margin 23.7% 24.5% 26.4% 27.4% 25.7% 27.0% 30.0% 31.0% >30%

Product Gross Margin 28.3% 23.5% 24.3% 25.0% 23.2% 18.7% 20.1% 18.6% >20%

Total Gross Margin 25.9% 24.1% 25.4% 26.3% 24.6% 23.5% 25.4% 25.9%

Note: Year-to-date revenue mix includes North America Electronic Security

1	Excludes Brazil Other from hardware revenue
2	Represents non-GAAP financial metric

Financial Self-Service

Financial Self-Service

Leading Global Service Capabilities

Strong Foundation Opportunities

Cover entire service value chain Break Fix Maintenance

Consult Design Build Run Multi-vendor service

Capitalizing on market fragmentation

With 9,000+ service techs Diebold has

1	the strongest global service organization

Value Added Services

IT investments in service infrastructure

2	as part of Diebold 2.0 Managed services and outsourcing

~80% service attach rate with ~95% Professional services around branch

3	renewal rate automation Line of sight on ~2/3 of revenue at
4	start of fiscal year

Financial Self-Service

Managed Services—Outsourcing

Largest Bank ATM fleet in North America

Diebold Managed ATMs

28,000+

15,500+ 16,000+ Diebold

12,500+ AmericaChase of Fargo 8,500+ Morgan Bank JP

5,000+ Bank PNC Wells US

Source: RBR and Diebold internal estimates.

Financial Self-Service

Software is Accelerating the Retail Banking Evolution

Omni Multi Channel Channel Transaction Multi Vendor Migration ATM Application

Monolithic ATM Application

< 2005 > 2005 > 2012 > 2014 > 2016

Branch Branch Digital + ATM ATM MV Transformation Automation Analytics

Customer Lower cost Operational cost, Optimize channel Move manual Single User complex footprint usage for cost and transactions to experience and Increased Pain Points service: terminal, lower cost self- view across Functionality mobile, online, teller service channels Revenue growth

Financial Self-Service

Transforming our Software Platform with the Acquisition of Phoenix Interactive Design

Best-in-class, multi-vendor, advanced function software with global scale

SHARED VISION CUSTOMER RELATIONSHIPS about channel transformation and redefining the banking demanding increased functionality through their existing experience channels

PROVEN SOFTWARE SOLUTIONS GLOBAL PRESENCE AND OPERATIONS to optimize and differentiate the consumer experience to support the expansion of Phoenix_s offering across all geographies

OMNI-CHANNEL that automates and orchestrates interactions with LONG-STANDING HARDWARE EXCELLENCE consumers and their money and experience in both self-service and branch channels

INDUSTRY CREDIBILITY PROVEN SERVICE CAPABILITIES with tier one accounts utilizing its leading -edge fit client, in both physical and digital channels with a global multi-vendor and stateless software solution footprint to deliver services around the world

ENTREPRENURIAL CULTURE INDUSTRY LEADING SECURITY that is agile and quickly addresses market needs expertise in mitigating fraud, logical and physical threats

Financial Self-Service

Branch Automation Is Taking Shape Globally

Source: JP Morgan Chase Investor Day presentation, February 2014

Traditional Branch Branch of the future Remote teller

Branch headcount 9 6 ATM with videoconference option to remote teller

% advisory staff (1) 40% 60%

# Express Banking Kiosks 0 2

# of offices 1 3

Square footage 4,400 2,500 _ 3,500

(1) Advisory staff includes Bankers, Business Banking Relationship Managers, Financial Advisor; Transactional staff includes Tellers, Sales & Services Associates, Branch Managers, and Assistant Branch Managers

Financial Self-Service

Innovation Delivered -The Consumer Banking Experience of the Future

Derived from the Responsive Banking Concept and unveiled at Money 20/20

Screen -less, Self-Service Irving Concept Dual-Sided, Self-Service Janus Concept

Collaborative innovation with Citigroup to pilot iris-scanning ATM concept Capable of serving two consumers at the same time Dispenses cash with no card required Mobile -enabled access through NFC Bring your own device access or QR code technology No card reader No PIN pad Offers advanced functionality with tablet touch screen No physical screen Multiple check imaging Leverages consumer -recognition ID scanning technology Document signing Near field communication (NFC) Iris-scanning biometric technology Video teller access Quick response (QR) codes

Financial Self-Service

Introducing the newest family of Diebold self-service terminals

Standard market High-performance Extended branch terminals terminals

The backbone of reliable, Advanced -function, The ultimate solution for secure, cost-effective ATM intuitive, _future-proof_ migrating transactions to fleets ATMs for mature markets the self-service channel Model # Model # Model # 5500, 5550 5700, 5750 9900 (UL, CEN 1, CEN 3/4) 7500, 7550 7750, 7700 AFD (UL, CEN 1) 3550/3700, 3500 7780, 7790

Financial Self-Service

Emerging Markets Opportunity

ATMs Per Million Population as of year-end 2013

Emerging markets represent ~70% of global ATM installed base

1,600

1,400 However, ATM/million population lags developed countries by >30% 1,200 Overall demand will remain strong long-term

Growing middle class

1,000

Desire for self-service

800 Aggressive deployment of new technologies

600 400 200 0

Developed Markets Emerging Markets

Source: RBR Global ATM and Market Forecasts to 2019

Security

Security

Diebold Security _ Services -led Business

Total Security _ Revenue Breakout 2014 Revenue: Electronic Security

~$624M ~$619M ~$628M

~$606M Products

100% 38%

62%

Services

80% 37% 47% 44% 49%

60%

2014 Revenue: Physical Security

40%

63% 53% 56%

51% 26%

20% Products

Services

0%

74%

2011 2012 2013 2014

Physical Electronic

Note Includes North America Electronic Security

Security

Diebold Agrees to Sell North America Electronic Security Business to Securitas AB

_ Divestiture accelerates Diebold’s transformation, enhancing focus on opportunities in dynamic self-service industry

_ Deal valued at approximately $350 million1

_ Securitas to serve as Diebold’s preferred electronic security provider in North America, combining expertise and facilitating a smooth transition for Diebold customers

_ Deal expected to close early 2016, subject to customary closing conditions

Note 1) Ten percent of the price is contingent on successful transference of certain customer relationships to Securitas. The sale issubject to regulatory approvals, customary closing conditions and working capital adjustments.

Security

Diebold Physical Security Overview

Drive up and barrier solutions for bank branches

Teller Stations Drive-Up Safes and lockers After-hour depositories Fire resistive solutions Transaction drawers Vaults

Vision window

Pneumatic tubes Barrier Solutions

Security vestibule

Locksmith

Transforming into a national service provider of physical security solutions

Earnings Recap

3Q15 Earnings Recap

Third Quarter 2015 Key Takeaways

Fully arrived in _Walk_ phase of Diebold 2.0 transformation

Announced an agreement to divest Electronic Security business in North America in a transaction valued at approximately $350 million1

Narrowing the focus of the Brazil other business

Growing multi-vendor services platform _added more than 11,000 non-Diebold ATMs to contract base YTD Total orders up 1% in constant currency—strength in Latin America and EMEA offset weakness in Asia Pacific Non-GAAP EPS of $0.36 Narrowing non-GAAP earnings guidance to $1.75 -$1.85 for 2015

Note 1) Ten percent of the price is contingent on successful transference of certain customer relationships to Securitas. The sale issubject to regulatory approvals, customary closing conditions and working capital adjustments.

3Q15 Earnings Recap

3Q15 Industry Trends by Region

North America:

EMEA: Total orders increased 4%

Total orders increased more than 20% with FSS increased 4% strength across the region Security increased 5% Secured order from RiyadBank in Saudi Arabia Signed a multi-year contract to service more than for Diebold’s new 5500 series ATMs 6,000 non-Diebold ATMs Branch automation is taking hold across financial institutions of all sizes

Latin America: Asia-Pacific:

Total FSS orders increased more than 20% Total orders decreased over 30%, impacted Continued strength in Mexico by _buy local_ initiative in China Secured a new contract with the 2nd largest Growth in services helping to offset private bank in Brazil product decline in China

Note: Total orders include both product order entry and service revenue in constant currency

3Q15 Earnings Recap

3Q15 Financial Results (non-GAAP)

Year-over-year comparisons

Revenue down 3% in constant currency

_ Financial self-service +1%

_ Security +7% (electronic security +12% and physical security down 1%)

Total gross margin down 130 basis points to 24.9%, includes Brazil other IT equipment write-off

_ Service gross margin up 10 basis points to 30.5%

_ Product gross margin down 460 basis points to 16.6%

Operating expense down $12.0 million year-over-year due to lower level of reinvestment

Non-GAAP EPS of $0.36

Appendix

(from 3Q15 Earnings _ Includes North America Electronic Security)

Appendix

GAAP to non -GAAP Reconciliation _EPS

3Q14 3Q15 YTD _14 YTD _15

EPS (GAAP) $0.51 $0.33 $1.30 $0.63

Restructuring charges 0.01 0.08 0.07 0.21

Non-routine (income)/expense:

Software impairment — — — 0.09 Venezuela divestiture — — — 0.07 Venezuela devaluation — — — 0.07

Legal, indemnification and professional fees 0.03 0.02 0.05 0.10 Gain on sale of Eras — — (0.19) —Acquisition/divestiture fees — 0.03 — 0.03 Brazil indirect tax — — — 0.01

Other (inclusive of allocation of discrete tax items) (0.01) (0.10) 0.02 (0.12)

Total non-routine (income)/expense 0.02 (0.05) (0.12) 0.25

Total adjusted EPS (non-GAAP ) $0.54 $0.36 $1.25 $1.09

Tax rate (non-GAAP) 29.4% 13.4% 32.8% 23.2%

Note: The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted -average number of shares outstanding during the respective periods.

Appendix

Q3 2015 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ Millions)

Appendix

Q3 2014 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ Millions)

Appendix

Q3 2015 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions)

Appendix

Q3 2014 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions)

Appendix

YTD 2015 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ Millions)

Appendix

YTD 2014 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ Millions)

Appendix

YTD 2015 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions)

Appendix

YTD 2014 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions)

Appendix

Free Cash Flow Reconciliation

($ Millions)

3Q14 3Q15 YTD _14 YTD _15 Net cash provided by (used in) operating activities ($19.0) ($20.9) ($110.7) ($120.1) Capital expenditures ($15.2) ($17.5) ($33.6) ($42.9) Free cash flow (use) (non-GAAP measure) ($34.2) ($38.4) ($144.3) ($163.0)

Appendix

Free Cash Flow Reconciliation

($ Millions)

2009 2010 2011 2012 2013 2014 2015 Outlook

Net cash provided by (used in) operating $297 $273 $215 $136 $124 $187 ~$165 activities (GAAP measure)

Capital expenditures ($44) ($51) ($54) ($50) ($35) ($62) ~($65)

Free cash flow / (use) (non-GAAP measure) $253 $222 $161 $86 $89 $125 ~$100

Appendix

Investor Relations Contact Information

Steve Virostek

Vice President, Investor Relations Phone: +1 330-490-6319

E-mail: stephen. virostek@diebold. com

Chris Sikora

Manager, Investor Relations Phone: +1 330-490-6870

E-mail: christopher. sikora@diebold. com

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a preliminary prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.